Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Six months ended June 30,
(in thousands, except for ratio)	2018	2017
Computation of earnings
Pretax income (a)	$13,487	$(29,142)
Add:
Interest expense on indebtedness	14,824	12,088
Amortization of debt issue costs	416	1,080
Interest portion of rent expense (b)	3,507	3,882
Distributed income of equity investees	2,149	611
Earnings	$34,383	$(11,481)

Computation of fixed charges
Interest expense on indebtedness	$14,824	$12,088
Amortization of debt issue costs	416	1,080
Interest portion of rent expense (b)	3,507	3,882
Fixed charges	$18,747	$17,050

Ratio of earnings to fixed charges	1.83	(0.67)

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.